Spartan Stores, Inc.

850 76th Street, S.W.

P.O. Box 8700

Grand Rapids, Michigan 49518

September 28, 2011

William H. Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Spartan Stores, Inc.

Form 10-K for Fiscal Year Ended March 26, 2011

Filed May 16, 2011

Definitive Proxy Statement on Schedule 14A

Filed June 24, 2011

Form 8-K

Filed July 27, 2011

File No. 0-31127

Dear Mr. Thompson:

This letter is our response to your comment letter of August 30, 2011 concerning our Form 10-K for the fiscal year ended March 26, 2011, Definitive Proxy on Schedule 14A and Form 8-K. We at Spartan Stores, Inc. strive to meet or exceed the Commission’s requirements in all of our securities filings and have considered your comments very carefully.

With this in mind, we respectfully submit for your consideration the following responses to your specific comments (which are set forth in italics below).

Form 10-K for Fiscal Year Ended March 26, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 24

Restructuring, Asset Impairment and Other, page 25

1.	We note you provide a list of the items included in restructuring, asset impairment and other expense without any substantive discussion of the reasons for the charges and/or adjustments to the charges. Please refer to Item 303(a)(3) of Regulation S-K and the Commission’s guidance regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in SEC Release 34-48960 and tell us your consideration of elaborating on your disclosure to explain the facts and circumstances surrounding each significant restructuring, asset impairment and other charge or adjustment.

Response

In summary, the items included in restructuring, asset impairment and other are the warehouse consolidation project, reversal of reserves related to lease terminations, changes in estimates for certain stores related to previous acquisitions and curtailment income related to freeze of the Cash Balance Pension Plan. A further discussion and breakdown of these restructuring, asset impairment and other items was reported on pages 22 and 23, Note 4 on pages 49 and 50 and Note 10 on pages 58 and 59 of our annual report. In future SEC filings we will provide additional information if material.

Critical Accounting Policies, page 27

Goodwill, page 28

2.	Please tell us whether the fair values of your reporting units are substantially in excess of carrying value or are at risk of failing step one of the impairment test. If your reporting units are not at risk of failing step one of the test please disclose that fact or provide the following disclosures for each reporting unit that is at risk of failing step one of the test:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of the key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

The fair values of our reporting units are significantly greater than the carrying value. While we do not believe our reporting units are at risk of failing step one of the impairment test, every company has some degree of risk in executing its business plan and we are no exception. A change in cash flows of 10% would not cause us to fail the test. Item 1A on pages 10-16 includes many factors that could impact our assumptions used in future projections. Any element of uncertainty associated with each of these risks which could result in a significant decrease in fair value of a reporting unit. Our goodwill description included a sensitivity disclosure indicating that no goodwill impairment would occur with a 10% reduction in cash flows or a 1% increase in discount rates. Other business risk factors that could impact the fair value calculation are unlikely to occur and difficult to quantify.

Future filings will disclose if our reporting units are not at substantial risk of failing step one of the test.

Liquidity and Capital Resources, page 30

3.	With respect to your discussion of consolidated Adjusted EBITDA and Adjusted EBITDA by segment on pages 32 and 33, please refer to Item 10(e) of Regulation S-K and our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm (hereinafter “our Non-GAAP C&DIs”) and address the following:

•

You disclose that Adjusted EBITDA is defined under the terms of your credit facility, and it appears that you present Adjusted EBITDA as a both a non-GAAP liquidity measure and non-GAAP performance measure. Please revise your disclosure to clarify whether Adjusted EBITDA is a material covenant contained in your credit agreement and whether Adjusted EBITDA is presented as both a non-GAAP liquidity measure and performance measure. If you present Adjusted EBITDA as a non-GAAP liquidity measure because the covenant represents a material term of the credit agreement, please tell us your consideration of disclosing the amount or limit required for compliance with the covenant and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity. If the covenant is not a material term of the credit agreement, please note that the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K regarding charges or liabilities that are required to be cash settled would apply to your disclosure of Adjusted EBITDA as a non-GAAP liquidity measure. As such, please tell us why you believe you have complied with this exclusion given that it appears certain of the adjustments to arrive at Adjusted EBITDA required or will require cash settlement. Refer to Question 102.09 of our Non-GAAP C&DIs.

•

Based on the context of your disclosures regarding Adjusted EBITDA and your disclosure that Adjusted EBITDA has been included as a measure of your operating performance and historical ability to service debt, it appears you provide Adjusted EBITDA as both a non-GAAP liquidity measure and a non-GAAP measure of your operating performance. As such, in addition to the reconciliation of Adjusted EBITDA to net income, please also provide a reconciliation of Adjusted EBITDA to net cash provided by operating activities. Also note all three major categories of the statements of cash flows should be presented when a non-GAAP liquidity measure is presented. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.06 of our Non-GAAP C&DIs. Finally, in addition to your disclosure regarding the usefulness of Adjusted EBITDA as a liquidity measure (e.g., because it reflects the resources available for strategic investments and debt service), please disclose why management believes Adjusted EBITDA is useful to investors as a measure of your operating performance. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

•

We note that Adjusted EBITDA is not the segment measure you present in your financial statements to comply with ASC 280; therefore, your disclosure of Adjusted EBITDA by segment is subject to all of the provision of Item 10(e) of Regulation S-K regarding non-GAAP financial measures. Refer to Question 104.03 of our Non-GAAP C&DIs. As such, please tell us why you believe your disclosure of Adjusted EBITDA by segment complies with the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K regarding adjustments to a liquidity measure for charges that are required to be cash settled. In addition, please disclose the reasons why you believe that presentation of the non-GAAP financial measures provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

Response

The Company’s management uses Adjusted EBITDA to measure operating performance, not liquidity. The Company presents Adjusted EBITDA to facilitate our investors understanding of the Company’s operational performance on a consolidated basis and by operating segment. In our experience, securities analysts that issue reports on our Company and fund managers track our Adjusted EBITDA as a performance measure for the Company and each of our business segments. Consistent with this use, the Company presents a reconciliation of Adjusted EBITDA to net income in accordance with Question 103.02 of the Commission’s Non-GAAP CD&I’s. The reconciliation is presented on a consolidated basis and by segment.

Management uses Adjusted EBITDA to assess the performance and value of our Company and operating segments. The Company does not consider Adjusted EBITDA to be material to an investor’s understanding of the Company’s liquidity, capital resources, or its borrowings under the Company’s credit agreement. Under the credit agreement, the Company is required to maintain a minimum ratio of Adjusted EBITDA to fixed charges only if the Excess Availability under the credit facility is less than $25 million. The Company has maintained excess availability in excess of $100 million for several years, and therefore the coverage ratio has not been applicable to the Company. There is no reasonable likelihood that the Adjusted EBITDA to fixed charges covenant will apply in the foreseeable future under present circumstances. Because Adjusted EBITDA is not material to an understanding of liquidity or borrowing availability, the Company believes that neither a reconciliation to cash provided by operating activities nor the presentation of the three major categories of the Statements of Cash Flows would be meaningful to investors.

We acknowledge that certain adjustments to arrive at Adjusted EBITDA involve excluding charges that are settled in cash. Because the Adjusted EBITDA is not presented as a liquidity measure, we believe the exclusion in Item 10(e)(1)(ii)(A) of Regulation S-K should not apply.

We placed the reconciliation of Adjusted EBITDA on page 30 so that it would be adjacent to the similar reconciliation of net debt. We now understand that it would be better to place that reconciliation within the context of a discussion of results of operations. Accordingly, in future filings, we will present the reconciliation of Adjusted EBITDA in the context of the

Company’s results of operations, and not as part of Management’s Discussion and Analysis where it could be construed as a measure of the Company’s liquidity and capital resources. In addition, in the future we will not state that Adjusted EBITDA is intended to measure the Company’s “historical ability to service debt” when discussing the reasons for the presentation. Furthermore, the Company will set forth the reasons for presenting Adjusted EBITDA as a performance measure substantially as follows:

We believe that Adjusted EBITDA provides a meaningful representation of our operating performance for the Company as a whole and for our operating segments. We consider EBITDA as an additional way to measure operating performance on an ongoing basis. Adjusted EBITDA is meant to reflect the ongoing operating performance of all of our retail stores and wholesale operations; consequently, it excludes the impact of items that could be considered “non-operating” or “non-core” in nature, and also excludes the contributions of activities classified as discontinued operations. Because Adjusted EBITDA is a performance measure that management uses to allocate resources, assess performance against its peers and evaluate overall performance, we believe it provides useful information for our investors. In addition, securities analysts, fund managers and other shareholders and stakeholders that communicate with us request our operating financial results in EBITDA format.

Item 8. Financial Statements and Supplementary Data, page 38

Notes to Consolidated Financial Statements, page 43

Note 1 — Summary of Significant Accounting Policies and Basis of Presentation, page 43

4.	Please refer to ASC 605-45-50-2 and tell us your consideration of disclosing your policy for classifying shipping and handling costs in the consolidated statements of earnings. If shipping and handling costs are material and are not classified in cost of sales, please disclose both the amount of such costs and the line item or items on the statements of earnings that include them. Please also refer to ASC 605-45-45-20 and tell us your consideration of revising your revenue recognition policy to address your treatment of amounts billed to distribution customers for shipping and handling.

Response

The Distribution Segment includes shipping and handling costs in the selling, general and administrative section of operating expenses on the Consolidated Statements of Earnings. As these amounts for fiscal year 2011 are less than 5% of total selling, general and administrative expenses and, therefore, meet the requirements of ASC 605-45-50-2, they were not separately disclosed on the Statements of Earnings. In future filings, we will disclose that shipping and handling costs are included in the selling, general and administrative portion of operating expenses.

In reference to ASC 605-45-45-20, shipping and handling amounts that are billed to Distribution Segment customers are revenue items reported as freight revenue. There are several criteria listed in paragraphs 45-4 thru 45-18 that we feel qualify our treatment of freight as revenue. Some examples of applicable criteria are – Spartan has general inventory risk, latitude in establishing price, discretion in supplier selection and credit risk.

5.	We note the reference to your customer loyalty card program, the Pharmacy Plus program and the no cost prescription drugs program on page 7. Please tell us the nature and terms of each of these programs, including any awards offered under the customer loyalty card and Pharmacy Plus programs, such as free merchandise or reduced prices on merchandise. Tell us how you account for the no cost prescription drug program and any awards offered under the customer loyalty card and Pharmacy Plus programs, indicating the basis in GAAP for your accounting in each case. Also tell us your consideration of disclosing this type of information in the notes to your financial statements.

Response

The customer loyalty card program is a customer rewards program that gives holders promotional pricing and the ability to earn points based on what they spend. Customers can redeem earned points for select groceries. Under GAAP recognition of revenue for customer loyalty programs, FASB’s Emerging Issues Task Force (EITF) offers guidance with Issue No. 00-22, “Accounting for ‘Points’ and Certain Other Time-Based or Volume-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future”. When points are issued to a customer the value is treated as a reduction in sales revenue with an offset to a points liability. When points are redeemed the point value is recorded as a sales increase with an offset to the points liability recorded earlier. As we expand this program to our remaining locations and it becomes material, we will disclose information regarding point liability in the notes to our financial statements.

The no cost prescription drugs program is a part of the customer loyalty card program and provides members the opportunity to receive specific prescription drugs at no cost. These items are not included in sales and are recorded as cost of sales.

The Pharmacy Plus program does not provide a discount for prescriptions. Rather, it is a service provided by pharmacists to recommend food alternatives that may assist the customer with health problems that they may be experiencing. As such, there is no accounting impact for this program.

Revenue Recognition, page 43

6.	Please tell us whether you pay slotting fees, engage in cooperative advertising programs, have buydown programs or make other payments to resellers. If so, please tell us your consideration of disclosing your accounting policy for each of these types of arrangements, including the statement of earnings line item that each type of arrangement is included in. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how the arrangement meets the requirements in ASC 605-50-45-2. Please also tell us your consideration of whether any disclosures related to these incentives are necessary in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response

The Company does not pay any slotting fees to its resellers. The Company does provide other contracted volume incentive payments, which are recorded as a reduction of revenue in the Company’s Consolidated Statement of Earnings over the period they are earned.

There are no other buydown or other payments of a significant nature.

Note 4 — Restructuring, Asset Impairment and Other, page 49

7.	For each exit or disposal activity that has not been completed as of the most recent balance sheet date (i.e., for each exit or disposal activity with a remaining accrual), please tell us your consideration of providing (i) a description of the exit or disposal activity, including the facts and circumstances leading to the expected activity and the expected completion date and (ii) for each major type of costs and for each reportable segment the total amount expected to be incurred in connection with the activity, the amount incurred in the period and the cumulative amount incurred to date. Please also tell your consideration of disclosing the reason(s) for any adjustments to the liability, such as the $6.948 million reduction in the reserve related to lease terminations and other reversals in fiscal 2011 recorded in income and each of the changes in estimated lease and ancillary costs recorded against goodwill. Refer to ASC 420-10-50-1.

Response

The only activities not completed as of the Balance Sheet date are payment of leases and related ancillary costs associated with closed stores and warehouses. In disclosing the Restructuring, Asset Impairment and Other information in Note 4 of our Annual Report we provided a detailed breakdown of the Restructuring costs line item (both short-term and long-term) on the Consolidated Balance Sheet and the Restructuring, asset impairment and other line item in the Consolidated Statement of Earnings. In consideration of ASC 420-10-50-1, we included in this detailed breakdown a description of the activities for each year presented and, as necessary, footnotes and descriptive paragraphs that provide further explanation on the facts and circumstances leading to the impairments. Specifically, our year-end accrual is made up of restructuring costs related to closed retail stores and a warehouse. Disclosing this information was a result of the material nature of these transactions as well as the infrequent and unusual nature of the transactions.

As stated in (a) at the bottom of page 49 in Form 10-K the $7.423 million reduction in “changes in estimates” was the result of goodwill adjustments during fiscal year 2011 resulting from the re-evaluation of the initial charges for certain stores that were established in the purchase price allocations for previous acquisitions.

Spartan assumed a lease liability for a closed store location through an acquisition. The $6.948 million reduction in the reserve relates to a lease termination as a result of a cancellation of the lease held with A&P upon its filing for bankruptcy protection on December 12, 2010. This transaction occurred during Spartan Stores fiscal year 2011 third quarter and was reported in our third quarter filing. In future filings we will provide enhanced disclosures in our annual From 10-K.

8.	Please show us how to reconcile the fiscal 2011 provision for severance and other costs and reversal of reserve related to lease terminations and other reversals disclosed in the table on page 49 to the provision for severance and other costs related to warehouse closing and the net benefit related to favorable lease terminations disclosed in the table at the top of page 50.

Response

The following is a reconciliation for the two items requested.

Provision for severance and other costs related to warehouse consolidation (from page 49)	2,808
Changes in estimates related to union sick pay and property taxes as a result of final payments (included in $7.423 million change in estimates)	(262)

Provision for severance and other costs related to warehouse closing (from page 50)	2,546

Reversal of reserve related to lease terminations and other reversals (from page 49)	(6,948)
Excess of Capital lease asset over liability related to two additional acquired operating Retail segment locations where the leases held with A&P were cancelled upon its filing for bankruptcy protection on December 12, 2010	1,060

Net benefit related to favorable lease terminations (from page 50)	(5,888)

9.	Please refer to ASC 360-10-50-2 and tell us your consideration of disclosing for each year presented the amount of impairment charges and a description of the impaired long- lived assets (asset groups) and the facts and circumstances leading to the impairments.

Response

In accordance with GAAP, we routinely perform an evaluation of all of our stores focusing on those that are underperforming. Certain stores failed the tests that were a part of this evaluation. This is consistent with our discussion of impairment of long-lived assets other than goodwill under our Critical Accounting Policies. Their test failure was primarily driven by competitive openings and the deteriorating economy.

As with any retailer, sites are sometimes purchased for future development and in some cases the project for which the site was purchased is later abandoned. The result of this is an asset impairment charge that is categorized as occurring infrequently but a normal part of Retail operations.

In disclosing the Restructuring, Asset Impairment and Other information in Note 4 of our Annual Report we provided a detailed breakdown of the Restructuring costs line item on the Consolidated Balance Sheets (both short-term and long-term) and the Restructuring, asset impairment and other line item on the Consolidated Statements of Earnings. In consideration of ASC 360-10-50-2, we included in this detailed breakdown on page 50 a description of the impaired long-lived asset for each year presented and, as necessary, footnotes and descriptive paragraphs that provide further explanation on the facts and circumstances leading to the impairments.

Note 10 — Associate Retirement Plans, page 57

10.	Please tell us the items and their amounts included in the long-term postretirement liability presented in consolidated balance sheets which are not disclosed in the table of amounts recognized on page 59.

Response

The postretirement benefits liability line item includes two other items which are not retirement plans: a union sick pay bank for $0.526 million and a deferred compensation liability of $2.359 million. These items are not material enough to disclose separately. They are not included in Note 10 because that note addresses retirement plans only.

11.	As it relates to pension plan assets valued using significant unobservable inputs, please tell us your consideration of disclosing information about the valuation techniques and inputs used to determine fair value, including a discussion of changes in valuation techniques and inputs, if any, during the period. Refer to ASC 715-20-50-1.d.5.iv.03.

Response

Our retirement plan invests in only one asset that is fair value measured based on unobservable inputs. It is a guaranteed annuity contract (GAC) with a leading life insurance company that represents approximately 7% of total pension plan assets and is valued at contract value on a monthly basis. As the total amount is immaterial in relation to the total pension assets and the holding of and valuation of a GAC at contract value is common, we did not consider additional details to be a necessary disclosure.

Note 15 — Reporting Segment Information, page 69

12.	Please disclose the factors used to identify your reportable segments, including the basis of organization. Also disclose whether operating segments have been aggregated. Refer to ASC 280-10-50-21.a.

Response

Management reassesses its business segments each reporting period and has concluded that for FY 2011 it still operates two reportable business segments with the same aggregation. These segments represent the way management continues to view and manage the business. This question is conceptually the same question that the Staff asked in a comment letter dated March 27, 2009. Our business is substantially unchanged since that time. We have reproduced below the response we gave you in our March 27, 2009 letter, with updates of time specific data indicated in brackets.

In accordance with paragraphs 10-15 of SFAS 131 we determined that our distribution operations and our retail store operations are two operating segments. We made this determination because:

a.	our distribution operations and our retail store operations each earn revenues and incur expenses

b.	the operating results of these activities are regularly reviewed by our chief operating decision maker (the CEO) to make decisions about resources to be allocated to each segment and assess its performance, and

c.	discrete financial information is available for our distribution operations and for each store location.

Our two reportable segments are Distribution and Retail. We have aggregated the retail operating segments into one reportable segment based upon the aggregation criteria in paragraph 17 of SFAS 131.

Each supermarket carries the same line of products and offers the same front-end services. The fuel centers/convenience stores also offer a limited assortment of similar products carried in the supermarkets. All of our stores are located in Michigan and have similar economic characteristics.

Our fuel centers/convenience stores are generally located adjacent to a supermarket in the same shopping center and are considered to be one location. The strategic purpose of the fuel centers/convenience stores is to generate additional customer traffic in the supermarket to drive sales growth, similar to how the addition of a deli department or pharmacy department impacts customer traffic. Supermarket sales have in fact increased after opening an adjacent fuel center/convenience store. The sales growth is also fueled by cross-merchandising initiatives. For example, we may offer a $0.10 per gallon discount on fuel for a $50 purchase in the supermarket. The supermarket and the adjacent fuel center/convenience store operate under the management of the same store director.

Store operations policies and procedures, merchandising and marketing practices are generally consistent throughout our store base. Our Executive Vice President of Merchandising and Marketing and our Executive Vice President of Retail Operations are responsible for these activities in all of our retail stores, including the related fuel centers.

Our class of customers for all stores, including the fuel centers, primarily consists of individual consumers.

In all retail stores, including fuel centers, products and services are provided to consumers by allowing access to the store facility. The products carried and how they are displayed are determined by our merchandising department for all retail stores.

We have also considered the quantitative thresholds in paragraph 18 of SFAS 131. No individual supermarket or fuel center/convenience store meets any of the quantitative thresholds.

Our Chief Operating Decision Maker receives a package of information each period (4 weeks). The information includes sales and certain operating statistics for each of our locations. One document that he receives and reviews is a consolidating statement of earnings which lists sales through operating earnings for Supermarkets, Fuel Centers and Distribution. Although fuel centers are listed on this statement, we have concluded that fuel centers are not a segment for the following reasons:

1. Quantitatively they are not significant. For our year ended March 29, 2008 fuel centers represented 3.5% of sales and -1.1% of operating earnings. [For the year ended March 26, 2011 fuel centers represented 5.3% of sales and 2.4% of operating earnings.]

2. The reason that the fuel centers information is provided to the CODM is that the dramatic fluctuations in fuel prices can distort the CODM’s evaluation of the sales. The fuel center information is separated from the retail supermarkets not to provide the CODM information to allocate resources to the fuel centers but to enhance his understanding of the sales trends of the stores.

3. Our business is not managed at a fuel center level. The supermarket store managers are also responsible for the operations of the fuel centers. There is not an overall leader of the fuel center operations and the operations of the fuel centers alone in total do not impact the compensation or evaluations of any individuals in our organization.

4. The actual information provided for the fuel centers are not representative of their operating performance. For example, as discussed above, we may offer a $0.10 per gallon discount on fuel for a $50 purchase in the supermarket. Therefore, the information provided cannot be used to evaluate the operating performance of the fuel centers and therefore is not considered discrete financial information.

5. The purpose of the fuel centers is not to earn an operating profit but to expand the business of the adjacent retail supermarket. Our budget for the fuel centers in fiscal 2009 was near break even. [Our budget for fiscal 2012 is fuel centers will be 1.9% of operating earnings.] All of the fuel centers are located at a retail supermarket except for one location that is across the street from our office and warehouse and is provided as a convenience to our employees.

Signatures, page 82

13.	The report should be signed on your behalf by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of the board of directors. Also, any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Please refer to the Signature Page and General Instruction D to Form 10-K, and revise to provide the signature of your principal accounting officer in the second signature section of Form 10¬K.

Response

The Company’s Principal Accounting Officer is David M. Staples, Executive Vice President and Chief Financial Officer. In future filings, for each person that signs a report, we will state each capacity in which such person signs the report.

Definitive Proxy Statement on Schedule 14A Filed June 24, 2011

Advisory (Non-Binding) Vote on Frequency of Future Advisory Votes on the Compensation of the Named Executive Officers, page 6

14.	We note your disclosure on page six indicates that shareholders have only three options with respect to their advisory vote on the frequency of advisory votes on the compensation of your named executive officers - one year, two years or three years. Please revise future disclosure to clarify, as indicated on your proxy card, that shareholders may also choose to abstain from voting. Refer to Section II.B.3 of Securities Act Release No. 33-9178 (adopted January 25, 2011).

Response

In future proxy statements, we will clearly state that shareholders may abstain from voting with respect to advisory votes on the frequency of advisory votes on the compensation of our named executive officers.

Form 8-K Filed July 27, 2011

15.	We note your discussion of various non-GAAP measures including: consolidated Adjusted EBITDA, Adjusted EBITDA by segment, adjusted net earnings, adjusted operating earnings by segment, adjusted earnings from continuing operations, adjusted operating expense-to-sales ratio, net long-term debt, net debt to adjusted EBITDA and net long-term debt to capital ratio. We also note you only provide the applicable non-GAAP disclosures for consolidated Adjusted EBITDA and net long-term debt. Please refer to Regulation G and Instruction 2 to Item 2.02 of Form 8-K and tell us your consideration of disclosing the following information for each non-GAAP measure presented:

•	A reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP;

•

A statement disclosing the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and

•	To the extent material, a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measure that are not disclosed pursuant to the preceding bullet point.

Response

The Company’s intent with respect to the disclosures noted by the Commission was to provide additional narrative discussion of the impact of non-recurring items on the Company’s net earnings and other GAAP financial measures. We note that in most cases, the non-GAAP financial measure is presented immediately following the most directly comparable GAAP measure, and is accompanied by a statement that indicates the nature and, in most cases, the amount of the adjustment. We intended the phrase “adjusted net earnings” to be descriptive and not to define a non-GAAP measure. For example:

“Net earnings for the first quarter of 2012 were $6.0 million compared to $6.0 million last year. Excluding the previously mentioned one-time, non-cash income tax charge of $0.5 million in the current year and the pre-tax items associated with the warehouse consolidation initiative last year, adjusted net earnings increased 2.7 percent to $6.5 million, or $0.29 per diluted share, compared to $6.4 million, or $0.28 per diluted share, in the first quarter of fiscal 2011.”

Our intent with disclosures such as these was to help the reader understand the effects of certain unusual items (e.g., the income tax charge discussed above) on our operations. We acknowledge that the ratios presented in the release did not include a reconciliation or a statement as to the reasons for their presentation. In future filings, we will present such ratios based on non-GAAP measures only with the additional disclosures required to comply with Regulation G.

In future press releases, we will provide narrative analysis that discusses the impact of non-recurring events without the use of labels that could be interpreted as non-GAAP financial measures where practicable. For example, the disclosure reproduced above could have been written as follows:

Net earnings for the first quarter of 2012 were $6.0 million compared to $6.0 million last year. Net earnings were affected by a one-time, non-cash income tax charge in the current year of $0.5 million, and were affected by pre-tax items associated with the warehouse consolidation initiative in the amount of $2.4 million in the prior year. If those non-recurring items were excluded, net earnings would have increased 2.7 percent to $6.5 million, or $0.29 per diluted share, compared to $6.4 million, or $0.28 per diluted share, in the first quarter of fiscal 2011.

In future filings, if we believe a presentation of non-GAAP financial measure will provide useful information to investors regarding our financial condition and results of operations, we will include a reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP, and we will disclose the reasons we believe the non-GAAP financial measure provides useful information to investors and, to the extent material, a statement disclosing any additional purposes for which we use the non-GAAP financial measure.

***

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Spartan Stores, Inc. is committed to serving our investors with full, accurate and understandable disclosure regarding our operations and financial condition. We appreciate the efforts of the Commission to assist us with that goal.

Please contact me by telephone at (616) 878-8315 with any questions or comments regarding this correspondence.

Sincerely,

/s/ David M. Staples
David M. Staples
Executive Vice President and Chief Financial Officer